UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25 Amendment No. 1	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  December 31, 2009

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EXMOVERE HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

1600 Tysons Boulevard, 8th Floor
Address of Principal Executive Office (Street and Number)

McLean, VA 22101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Initially, Registrant filed a Form 12b-25 on March 31, 2010 under rule 12b-25(b) as the Company expected to have the uncertainties with its financial statements resolved prior to April 15, 2010. However, the Company needs to further delay the filing of the form 10K for its fiscal year that ended December 31, 2009. The Company is unable to file because the SEC has some unresolved comments regarding the Company’s treatment of intangible assets on its balance sheet. The comments were raised by the SEC in connection with the Company’s registration statement originally filed in September 2009 and amended in December 2009. The Company has responded to the SEC and is willing to follow the SEC’s guidance on this matter. The majority of the Company’s assets are intangibles and thus, the Company is waiting for its requested written response from the SEC before filing its 10K. The Company may determine that restatements of prior period financial reports are necessary.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Bychkov	(703)	245-8513
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the year 2008, the Company operated as a shell company under the name Clopton House Corporation (Clopton House).  Clopton House was formed for seeking a merger, acquisition or other business combination transaction with a privately owned entity seeking to become a publicly owned entity.  In 2009, the Company changed its name to Exmovere Holdings Inc. and it began operating as a biotechnology company and it incurred certain research and development expenses.  In 2008, the Company experienced a net loss of $4,754.  Due to the significant increases in research, development and general administrative expenses, the Company is expected to have a net loss of approximately $500,000 for the fiscal year 2009.

As described in Part III, the Company may determine that restatements of prior period financial reports are necessary.  Such restatements, if any, could impact the degree of change between the current and prior year periods described in this Part IV, Item (3).  There are risk factors that may cause the actual results of the company’s operations to differ from those that have been reported or are expected.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 15, 2010	By:	/s/ David Bychkov
Name: David Bychkov
Title: Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).